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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                             Amendment No. 2 to

                               SCHEDULE 14D-1

                           TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                      --------------------------------

                           PACIFIC SCIENTIFIC COMPANY
                         (Name of Subject Company)

                           ACC ACQUISITION CORP.
                            DANAHER CORPORATION
                                 (Bidders)

                       COMMON STOCK, $1.00 PAR VALUE
         (including the Associated Preferred Share Purchase Rights)
                       (Title of Class of Securities)

                                   694806
                    ----------------------------------
                   (CUSIP Number of Class of Securities)


                            PATRICK W. ALLENDER
                            DANAHER CORPORATION
                            1250 24TH ST., N.W.
                           WASHINGTON, D.C. 20037
                               (202) 828-0850
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on behalf of Bidders)


                                  Copy to:

                           ERIC J. FRIEDMAN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                               (212) 735-3000

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      This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-
 1 initially filed on February 6, 1998 (as amended, the "Tender Offer Statement") by Danaher Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary ACC Acquisition Corp., a California corporation (the "Purchaser"), relating to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $1.00 per share, of Pacific Scientific Company, a California corporation, including the associated Preferred Share Purchase Rights, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 6, 1998. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Tender Offer Statement.

 ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

      Item 7 is hereby amended to add the following:

      On March 6, 1998, the Company notified holders of Options of its willingness to cash-out all such Options at a price (the "Option Price") equal to the product of (i) the total number of Shares previously subject to such Option and (ii) the excess of the Offer Price over the exercise price per Share subject to such Option, subject to any required withholding taxes, three business days after the Purchaser accepts and pays for Shares tendered in the Offer (the "Early Cash-Out Date"). Pursuant to the Merger Agreement, following the Early Cash-Out Date, holders of Options who have not elected to take advantage of the early cash-out will have to wait until the Effective Time of the Merger to receive the Option Price for such Options or the Offer Price for any Shares received upon exercise of Options which were not tendered prior to the Expiration Date of the Offer, unless such Shares are sold in the open market prior to the consummation of the Merger. The text of the letter is set forth as Exhibit (c)(3) hereto and is incorporated by reference herein.

 ITEM 10. ADDITIONAL INFORMATION.

      Item 10 is hereby amended to add the following:

      On March 9, 1998, the Purchaser announced that it had extended the Offer to 5:00 p.m., New York City time, on March 9, 1998. As of midnight, New York City time, on March 6, 1998, 11,256,330 Shares, representing 89.9% of the outstanding Shares, had been validly tendered and not withdrawn pursuant to the Offer. In addition, 378,020 Shares had been tendered pursuant to the procedures for guaranteed delivery. Including such Shares, a total of 11,634,350 Shares, representing approximately 93% of the outstanding Shares, had been tendered pursuant to the Offer. The tender offer has been extended to allow time for the Shares tendered pursuant to guaranteed delivery or other Shares to be delivered.

 ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

           Item 11 is hereby amended to add the following:

           (a)(11) Text of press release, dated March  9, 1998.

           (c)(3)  Text of letter, dated March 6, 1998, from
                   Pacific Scientific Company to holders of Options.


                                 SIGNATURES

      After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated:  March 9, 1998

                                         ACC ACQUISITION CORP.


                                         BY:  /s/ Patrick W. Allender
                                            ------------------------------
                                             Name:  Patrick W. Allender
                                             Title: Vice President,
                                                     Treasurer and Director

                                         DANAHER CORPORATION


                                         BY:  /s/ Patrick W. Allender
                                            ------------------------------
                                             Name:  Patrick W. Allender
                                             Title: Senior Vice President,
                                                     Chief Financial Officer
                                                     and Secretary



                               EXHIBIT INDEX


 Exhibit No.         Description

 (a)(11)             Text of press release, dated March 9, 1998.
 (c)(3) Text of letter, dated March 6, 1998, from Pacific Scientific Company to holders of Options